UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at July 7, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, BC
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: July 10, 2008

* Print the name and title of the signing officer under his signature.

  1020 - 800 West Pender Street,
Vancouver, BC Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL ACHIEVES EXCELLENT AVERAGE PRICES FROM
JUNE 2008 DIAMOND SALE
Includes first sale of Saxendrift production

July 7, 2008. Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports on its fifth diamond sale for 2008 completed on June 30, 2008.

The Company offered a total of 2,672.92 carats for sale, representing diamond production for most of the month of May and the first week of June 2008 from the Wouterspan, Holpan, Klipdam, and Saxendrift mining operations.

Diamond production in this period was achieved at an operating cost of approximately US$4.29 per tonne, reflecting an increase over the target range of US$3-3.50, as a result of a combination of start-up costs for Saxendrift and low throughput through the existing rotary pan plant there that comprises four pans. Average operating costs for the quarter ending May 31, 2008 were approximately US$3.69 per tonne.

Rockwell realized total revenue of US$6,967,850 for this sale, representing an average price of US$2,606 per carat. Sales details from production from the individual operations are tabulated below.

OPERATION	SALES (CARATS)	AVERAGE PRICE (US$ PER CARAT)
Wouterspan	659.39	1,615
Holpan	613.00	1,112
Klipdam	1,092.81	4,027
Saxendrift	307.72	2,660
total	2,672.92	$2,606

There was a continued strong demand for Rockwell rough diamonds. Sales prices achieved for the diamonds showed strength in all categories as has been the trend throughout calendar 2008.

Prices received for large (+10 carat) stones of good colour were particularly strong: US$34,650 per carat was achieved for a 69.59 carat stone, US$23,594 per carat for a 20.98 carat stone, and US$21,058 per carat for a 10.47 carat stone.

The distribution of diamonds larger than 10 carats sold in this latest sale by Rockwell was as follows:

• 16 stones of 10 - 20 carats
•  5 stones of 21 - 30 carats
•  1 stone of 50 - 60 carats
•  1 stone of 60 - 70 carats

President and CEO John Bristow noted "The prices achieved for this sale reflected on-going strength in the larger (+2 carats) end of the gemstone market. We are very encouraged by the high average prices achieved for our first sale of diamonds recovered from the Saxendrift operation on the south bank of the Middle Orange River, although we are mindful that the parcel of stones from this locality was small (307.72 carats). Further, the Company is on-track with the construction of a new Rotary Pan plant at Saxendrift, and plans to commission the plant in the third quarter of our 2009 fiscal year."

For further details on Rockwell Diamonds Inc., please visit the Company's website at ww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.